February 22, 2021

VIA CORRESPONDENCE

Mark K. Brunhofer
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fanhua Inc. Form 20-F for the Fiscal Year Ended December 31, 2019 Filed April 29, 2020 File No. 001-33768

Dear Mr. Brunhofer:

This letter sets forth the response of Fanhua Inc. (the “Company”) to the additional comments contained in the letter dated December 23, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to responses to the previous comments of the Staff on November 12, 2020 letter regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”).

For your convenience, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2019

Notes to the Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

(r) Revenue Recognition

Insurance agency services revenue, page F-21

1.	We acknowledge your response to prior comment 1 and your October 30, 2020 response to comment 2 from our September 10, 2020 letter. Please address the following:

●	Provide us a more complete explanation as to why the required post-sale services you identify are immaterial in the context of the contract. In your response tell us why the following factors are not indicative that these services are material in the context of the contract:

o	Your obligation to provide these services for apparent periods of up to the over 20 years renewal terms of the underlying insurance policies appears to be a significant commitment; and

o	The fact that renewal commissions are deferred and paid when the underlying policies are renewed instead of at policy issuance appears to indicate that your insurance company customers expect the continued performance of these post-sale services;

●	Assuming that you can support that your post-sale services are immaterial in the context of the contract, tell us why you believe that the required services being completed after the performance of your single performance obligation are administrative in nature comparable to the set-up activities identified in ASC 606-10-25-17 when these activities appear to transfer a service to your insurance company customers that they would have to perform for their policyholders had they not contracted with you to perform them as an intermediary.

●	Assuming that you can support that your post-sale services are immaterial in the context of the contract and that these activities do indeed transfer services to your customers, as previously requested, please:

o	Tell us the amount of costs to provide these services that should have been accrued under ASC 606-10-25-16A at:

▪	January 1, 2018 adoption of ASC 606;

▪	December 31, 2018;

▪	December 31, 2019; and

▪	now September 30, 2020; and

o	Provide us your analysis under SAB 99 as to whether this under accrual is material.

With regard to the conclusion that the post-sale services are immaterial in the context of the contract and administrative in nature, the Company respectfully advises the Staff that the conclusion is based on 1) the nature of the work required to perform; 2) the reason for deferral of renewal commission payments by the insurance companies; and 3) the cost and time required to complete such service.

Nature of the work required to perform:

o	Although the Company is required to provide the post-sale services as mentioned in comment 1 in the response letter dated November 25, 2020, over the entire terms of the policies, the nature and effort of these activities are related to practically administrative activities. The following extracted contract term reflects the explicit requirement related to post-sale services, after the initial sale of insurance. Such service is limited to, if any, answering general questions arising from policyholders, collecting relevant documents from policyholders, which are prepared by the policyholders themselves, and then delivering them to insurance companies. However, the Company is not required to nor as a practice perform any checking on the information for authenticity or validation of the information before submitting to the insurance companies.

In respect of initially issued policies, Party B (the Company) shall, on behalf of Party A (the insurance company), answer general questions of policyholders, collect all documents and materials related to issuance of a policy, policy change, contact information update and/or claim application forms and relevant documents from policyholders and/or the designated beneficiary, then deliver them to Party A within [...] working days after receipt of the relevant documents and materials.

The Company believes the aforementioned post-sales services are administrative in nature. When determining whether these activities constitute a contractual promise to the customer, the Company considered whether such services represent a transfer of service to the customer (i.e., insurance company). Although the Company cannot avoid from undertaking the above administrative activities to fulfill a contract, the completion of such activities does not result in a transfer of services to the customer. It is a customary business practice in the insurance brokerage industry to provide these post-sales activities to optimize the user experience. Accordingly, based on paragraph ASC 606-10-25-17, none of these activities on their own would result in a transfer of a good or services to the insurance company. Doing so could however benefit the Company as it creates contact opportunities to promote other products to the policyholders. As such, the Company does not believe that those administrative services represent a performance obligation in its insurance brokerage service agreement. The Company also considers that there is similarity to the examples illustrated within FASB Transition Resource Group for Revenue Recognition ("TRG") reference 12 published on January 26, 2015, in which promised customer hotline services closely align as fulfilment activities, rather than additional promises in the contract.

o	There is no implied commitment outside of the written agreement. As responded in the previous response letters, the Company additionally facilitates the renewal process by reminding policyholders of the upcoming renewal. In fact, the policyholder is obliged to pay renewal premium at each payment due date under the contract with the insurance company. Such renewal payment is transacted through direct debit to the specified bank account of the policyholder when the policy was initially set up. The Company's reminder to policyholders regarding the upcoming renewal is, however, a supplement to the insurance companies' payment reminder to the policyholders. The Company has also considered whether the post-sales services provided value, from the insurance companies' perspective. For example, there are little directives from insurance companies in terms of how the post-sale services should be conducted. Further, when there is a complaint from a policyholder on the services of the Company, the insurance companies generally refer such information to the Company to handle. There are no oversights or monitoring mechanism from insurance companies to the Company on how such matters are resolved. There are also no penalties or deduction on the trail commission which results from customer dissatisfaction. A policyholder's satisfaction on these post sales services, due to its insignificant nature, generally would not be the main driver of the policyholder's decision to renew the policy. In this regard, the Company's performance of the post-sale services has no distinct identifiable benefit to its insurance company customers.

o	For all policies issued by the insurance company, including policies sold by itself and by an intermediary company, such as the Company, the insurance company undertakes the principal responsibility to provide such post-sale activities after the initial issuance of insurance policies. Even for those policies sold by the Company, the insurance company has conducted the activity of reminding upcoming renewals through systemically sending notifications via text messages. In addition, given the other stated situations (e.g., collecting contact information updates, answer inquiries from policyholder etc.) happen infrequently, limited efforts are needed. As such, from commercial standpoint, these activities do not represent a distinct service that insurance company would purchase. The Company's assessment of the nature of these post-sale services and its conclusion that performance of these post-sale services do not transfer a good or service to its insurance company customers is consistent with TRG reference 25, Topic 1, published on March 30, 2015.

The reason for deferral of renewal commission payment by the insurance companies:

o	Upon establishing an agency contract between the Company and the insurance company customer, the Company agrees to provide a service of selling insurance products on behalf of the insurance company and the insurance company agrees to pay sales commissions in exchange for the brokerage services. Although the post-sale services are included in the commission agreement, performance of such activities are not viewed as distinct service deliverables by the insurance company customers, but rather to supplement the brokerage services, as explained above.

o	Once the insurance policies are sold, the Company does not have any ongoing obligation to provide additional selling or remarketing services to insurance companies to secure policy renewals. The policyholders, upon the initial issuance of policies, are obliged to pay annual premiums over the term of insurance policies in exchange for the service of being insured by insurance companies; which is the entities that are taking underwriting risks and benefiting from receipt of annual premiums from policyholders. As a result, the agreed selling commissions that the Company is entitled to be paid by its insurance company customers represent a consideration in exchange for the promised insurance selling services on initial sales of new policies.

o	The Company considers the renewal commission, renewal compensation and renewal bonus are deferred payment mechanism for the Company's services of successfully selling the insurance products. The renewal commission and renewal bonus are generally paid within the first 5 years after the sales of the long-term insurance policy and the renewal compensation are paid ratably throughout the policy period. It is a common industry practice that insurance companies do not pay all insurance intermediary commissions before receipt of renewal premiums from the policyholders so that i) to manage operating cash flow pressure and capital requirements and ii) to mitigate economic uncertainty and downside risks of non-renewal by the policyholders. Particularly, in China, life insurance business remains in its development stage where rules and regulations continue to evolve as well as purchasers' unsettled interests over the types of products. The insurance companies pay renewal commissions to the Company on a deferred basis is consistent with industry common practice. This payment arrangement is to prevent the insurance companies from 1) having significant adverse impact on its cash flows, whereby advance payment of renewal commissions will significantly increase its cash and capital requirements to conduct their business; and 2) bear all the economic uncertainty and downside risks of non-renewal by policyholders. Therefore, this deferral payment arrangement does not represent the future efforts required on post-sales services.

o	In addition, in the event when an insurance brokerage contract is terminated, the Company is still legally entitled to receive the commissions for the remaining payment periods of the existing insurance policy as long as the policies are renewed. This evidences that the main service purchased by the insurance companies from the Company are the sales of the insurance policies, and the post sales services are not significant to the insurance companies.

The cost and time required to complete the post-sales service:

o	While most of the Company's life insurance contracts sold are long-term, the post-sales services are minimal. Given i) policyholders have obtained a thorough understanding of the products they are interested in before the initial issuance of policies; ii) the policyholders typically have set up automatic renewal payment with the insurance companies directly during the initial issuance of policies; and iii) the internet and insurance companies' official mobile applications are now widely available to policyholders in China, leading to a more cost efficient and convenient customer service environment. The demands from policyholders such as change of contact information, further queries about the issued policies and delivery of paper documents historically can now generally be handled directly by policyholders using websites or cellphone applications, thus demand for such service from the Company has become limited based on the Company's recent years' experiences.

o	Regardless of whether the Company's insurance company customers perform such post-sale activities on their own or the Company engages its staff and sales agents to perform such activities, the efforts endowed for performing such activities over the term of the underlying insurance policies are limited. Assuming that the Company does not engage sales agents, but rather performs these post-sale activities on its own, the maximum expected costs to be incurred for performance of such activities for the current volume of long-term insurance policies sold per year is estimated to not exceed RMB0.2 million. This is measured based on estimated workload allocation of the Company's staff work hours engaged to perform such post-sale activities for all existing long-term insurance policies, including, for example, reminding each policyholder of upcoming renewal once a year, infrequent answering general questions or collecting and delivering documents. As compared to the net revenue recognized for life insurance business for the year ended December 31, 2019, which amounted to RMB3,193.6 million, the cost to provide post-sales activities only account for 0.01% and are deemed quantitatively immaterial as discussed in TRG reference 25, Topic 1.

Consequently, despite the long renewal terms of 20 or even 30 years, the Company considers these post-sale services as qualitatively and quantitatively insignificant and administrative in nature. Accordingly, the completion of such activities does not result in transfer of a promised service to its insurance company customers in the context of the contract under ASC 606.

Regarding the assumption as stated in the third bullet above, the Company respectfully advises the Staff that it has concluded that these post-sale activities do not transfer a good or service to its insurance company customers and no revenue arises from its performance of such activities as analyzed above. As such, the Company believes that ASC 606-10-25-16A is not applicable and there is no accrual required for the costs to provide these activities. In particular, the Company has fully constrained future trailing commission (see response to item 2), therefore no future commission costs to the Company's independent agents need to be accrued until such trailing commission income is recognized.

2.	We acknowledge your response to prior comment 2 and your October 30, 2020 response to comment 3 from our September 10, 2020 letter. In order to help us assess why your variable consideration for trailing commissions estimated using the expected value method is fully constrained until the actual renewals occur, please address the following additional items:

●	Provide us additional insight into why the fact that renewals are outside your control and the broad range of possible outcomes fully limits your ability to make estimates of variable consideration given the law of large numbers and that it seems that you have significant policy activity. In your response, tell us the significance of the difference between renewal commissions, renewal compensation and renewal performance bonuses in making your estimate.

The Company respectfully advises the Staff that before addressing this comment, it will be helpful to further analyze Step 1 of the five step revenue framework. The Company acknowledges that determining the terms of the contract is an important step in the revenue recognition process since contract terms could affect the identification of promises under the contract as well as transaction price. In practice, the Company signs a master agency service contract with each of its respective insurance company customers on an annual basis. The master agreement stipulates the role of the Company, the types of insurance products to be sold for the contract period, enforceable rights and obligations of both parties, the payment terms including initial commission, renewal commission, renewal compensation and renewal performance bonus for the Company's provision of a service of selling insurance products on behalf of the insurance companies, and contract term with termination clause, etc., which collectively determines a contract exists for accounting purposes at contract inception in accordance with ASC 606-10-25-1.

Although the master agency contract is signed on an annual basis, and even if a master agency service contract has been terminated or not renewed, the Company has a contractual right to receive renewal commissions from the counter-party insurance company for the remaining payment periods of the existing insurance policies that are initially issued during the effective term of a master agency service contract, as long as the policies are renewed subsequently as discussed above. As a result, the Company determines that the contract term at a policy level has a duration which equals the renewal term of the underlying policies sold in accordance with ASC 606-10-25-3, because the Company is entitled to trail commissions from renewal over the entire renewal period after the policy's initial issuance, and the Company determines that its post sales services are insignificant and does not constitute a separate performance obligation as addressed in above response to comment #1. However, the contract period might be terminated at any time during the entire policy term, as the renewal of a policy is contingent on a future event, i.e., policyholders' payment of renewal premiums.

Consequently, the Company determined that all the criteria as included in ASC 606-10-25-1 have been met at contract inception, and it is not necessary for the Company to reassess those criteria in subsequent periods, in particular paragraph ASC 606-10-25-1(e), when policyholders decide not to renewal the policies after initial issuance, as it does not indicate a significant change in its insurance company customer’s ability to pay the consideration as illustrated in ASC 606-10-25-5. Instead, the Company considered the uncertainty of policyholders' renewal in Step 3 of the five step revenue framework to determine the transaction price of each policy.

In respect to the Staff's comment on the reasons that fully limits the Company's ability to make estimates of variable consideration given the law of large numbers, the Company respectfully advises the Staff the following analysis in addition to the previous responses:

o	Changes in the volume of life insurance first year premium sold: Although the Company entered into the life insurance business in 2006, the life insurance premium achieved during the early years is very limited as compared with recent years. The following Chart 1 shows the first year life insurance premiums achieved for each year/period from 2009 to the nine months ended September 30, 2020. Based on the historical premium information, the Company noted that the life insurance business has reached a scale of significance beginning in 2017. The trend of renewals related to 2016 and prior to 2016 policies sold are of very limited in scale and will not be representative of the population of transactions since 2017 when the Company experienced higher sales volumes of different long-term products.

Note: The amount of first year premiums includes premiums related to policies of all life insurance products issued in each relevant year/ period.

o	Changes in types of insurance products distributed: As responded in the letter dated November 25, 2020, the life insurance products sold by the Company have changed significantly over time due to various reasons explained therein. Chart 2 below shows the significant changes in product mix over time, which demonstrated that the main products distributed during and prior to 2016 are no longer being sold after 2017. For example, endowment and annuity insurance products are both products sold prior to 2016 and in periods after 2017. However, the products sold prior to 2016 were normally designed as short-to-medium term products (i.e., renewal term normally ranges from 3 years to 10 years). However, due to the industry reform driven by the Chinese government's reinforcement of regulations in 2016 and 2017, the two types of insurance products must be designed as long-term products (i.e., renewal term ranging from 10 years to 20 years) and the insurance benefits payment structure for these two types of products have changed as well. This resulted in a significant difference between endowment and annuity insurance products sold prior to 2016 and since 2017; rendering the products sold prior to 2016 would not be indicative of renewal pattern for products sold after 2017. Therefore, the Company considers that the historical experience and data during and prior to 2016 does not provide predictive value for the current years, during which the Company has introduced new products and shifted its focus to cooperate with other insurance company customers primarily operating long-term life insurance products (which is further discussed in the following bullet) since 2017.

Note:	1) The value of each product categories displayed in the bar chart is the amount of first year premiums of policies issued in each respective years.

2) Please refer to "Segment Information" on Page 38 of the Company's Form 20-F for the fiscal year ended December 31, 2019 for the nature of each product category displayed in the chart.

o	Changes to our insurance company customers: As responded in the letter dated November 25, 2020, most of the insurance companies that the Company partnered with during the period from 2006 to 2016 have substantially reduced their cooperation with the Company. The Company began to partner with other life insurance companies that specialize in long-term insurance products (see Chart 3). This significant change in customer base further limits the application of the law of large numbers, as different customers have different products and services (such as effectiveness of processing claims); which drive different renewal trends of their respective policyholders and data during and prior to 2016 that does not provide predictive value to future renewal patterns.

Note: The values of each insurance company customer illustrated on the bar chart is the amount of net revenues, which include first year commission and renewal commission revenues recognized in each relevant year.

Among others, all the changes as mentioned above indicate that the Company is short of relevant historical data and experiences as of the initial adoption of ASC 606 and the subsequent reporting periods, which significantly impairs the Company's ability to make a reasonable estimate of the trail commissions. The Company noted 2017 is the milestone year when a new customer base was developed to bring new products well received by policyholders. The Company continues its data collection and analysis up to this date.

Further, the Company respectfully advises the Staff that the difference between renewal commission, renewal compensation and renewal performance bonus is further explained in details as follows:

o	Renewal commission & Renewal Compensation: According to the contract, the Company is entitled to an annual renewal commission of up to four years of renewal (i.e., from year 2 to year 5 of the insurance policy) for a typical long-term policy, unless the policyholder elects not to renew the policy. Depending on the type of products sold and the renewal year, renewal commission rates range from 3% to 20%. In addition, insurance companies are obliged to pay the Company annual renewal compensation generally between 1% and 3% of the amounts of renewal premium, over the entire renewal period of a policy unless the policyholder elects not to renew the policy.

o	Renewal performance bonus: Renewal performance bonus is another form of bonus to reward the Company for its sales of insurance products. It is evaluated by the achievement of various renewal performance targets set by each insurance company on an overall products renewal basis, regardless of product types or terms. The renewal performance targets are measured in various average premium renewal rates to be achieved at 13-month, 25-month and 37-month (i.e., renewed in year 2, 3 and 4) renewals of all issued long-term policies (excluding single-premium payment subtype). When the actual renewal rate meets the target, a fixed corresponding renewal performance bonus rate is applied (generally ranging from 1% to 15%). Considering a broad range of possible renewal performance bonus rates and various renewal terms, a relatively small change in the average renewal rates will have a fairly large change in the amount of the renewal performance bonus. When the Company estimates the amount of renewal performance bonus, by each insurance company, it needs to estimate the probability of achieving different annual renewal rate for each of the first 4 years of all issued and outstanding policies to determine the performance target expect to be achieved.

●	Help us understand how you apply the expected value method in estimating renewal rates and the amount of trailing commission variable consideration to which you expect to be entitled. In your response tell us how you group the various insurance products to make your estimate and explain how you assess each product type for each insurance company customer.

In respect of application of the expected value method, the Company respectfully advises the Staff that when making estimates of the amount of consideration to which the Company expects to be entitled, the Company will need to evaluate many factors, including but not limited to, insurance companies mix, product mix, renewal term of various products, renewal premium rate and commission rates, to determine the method(s) of measurement, relevant inputs and the underlying assumptions and data. Given the variable consideration is contingent on the renewal(s) of policies, the Company considers constraints as well as when determining the amount which should be included in the transaction price, which we refer to as "estimated constrained values". The following points elaborates how the Company applies the expected value method and its key considerations and judgments under the expected value method:

o	Determining portfolio of contracts: The Company sets up portfolios segregated by renewal term of the underlying policies which we refer to as a "batch" under the expected value method. The Company splits the life insurance into batches of policies by various renewal terms, including policies with renewal term of 5 years, 10 years, 15 years, 20 years and 30 years.

o	Accumulating historical data and experiences: The Company believes that there was not sufficient historical data to be utilized to estimate variable consideration of its portfolio of contracts at a confidence level that would not result in a significant reversal when it initially adopted ASC 606 and when it subsequently prepared the fiscal year 2018 and 2019 financial statements. Instead, the Company determines to accumulate three renewal years' data for products sold starting in 2017 as the basis for the estimate, because the 2017 product mix is at a level of distribution and scale that is representative and comparable for those policies sold in subsequent periods, and majority of the renewal commission are to be paid by the insurance companies within the first 5 years.

➢	For group of policies with 5-year renewal term: Since the initial issuance in 2017, the Company has collected three out of four years of renewal information for these polices as of December 2020, and determined that it will be sufficient to be used to make reasonable estimates of variable renewal commissions for policies issued and outstanding as of the fiscal year ending December 31, 2021.

➢	For the other groups of policies with 10- to 30-year renewal term: Since the initial issuance in 2017, as of December 2020 the Company has collected three years of renewal information for these polices. Given i) most of the renewal commission and renewal performance bonus is paid within the fourth renewal year, i.e., year 5 of the policy, and ii) typically policyholders are more committed to renew for the remainder of the policy if they renewed in the first few years, the Company determined that collecting three years of renewal information for these policies represent the renewal pattern and thus is sufficient to be used to make reasonable estimates of variable renewal commissions for the future period.

o	Estimating variability for each variable renewal consideration: For each of the variable renewal commission, renewal performance bonus and renewal compensation, there is only one underlying variability (i.e., the renewal rates for each of the subsequent years of policy period which is contingent on policyholders' renewal). Given the payment term for each of the three renewal commissions is different as explained in the first bullet above, the Company thus separately estimates the future renewal rates of batches of policies based on accumulated historical renewal information.

o	Considering constraints on estimates: In estimating the variable consideration, the Company originally evaluated the factors in ASC 606-10-32-12 that could increase the likelihood or magnitude of a reversal as follows:

➢	The Company continues in tracking relevant historical renewal information of policies initially issued since 2017 for making estimates given the Company's experience with similar types of contracts is limited, and that experience (or other evidence) has limited predictive value as discussed above. The Company determines that less than three years of historical data would not provide a reasonable basis for an estimate with sufficient confidence. This is because insufficient historical data cannot support a reasonable and reliable estimates; in particular, the underlying products are new to the industry, the service providers (i.e., the insurance companies), as well as the end users (i.e., the policyholders). The Company is entitled to renewal trailing commission over the entire term of the policies issued. Therefore, the Company considers that it is more appropriate to estimate variable trailing commission over the entire lifetime of a policy when it has accumulated sufficient data validated with actual historical results, at which point the estimate would arrive at meaningful financial information for the financial statement users.

➢	As discussed in the previous response letters dated October 30, 2020 and November 25, 2020, the amount of consideration is highly uncertain and contingent on factors outside of the entity's influence, including: policyholders' personal financial condition and insurance coverage needs, availability of other insurance products in the market, macroeconomic condition, changes in consumer behavior, and whether policyholders have ever encountered an accident or suffered illness, which collectively affect policyholders' decision for renewal.

➢	The contract has a large number and broad range of possible outcomes and the uncertainty is not expected to be resolved for a long period of time. As responded in previous letters, over 50% of the Company's products sold have a renewal term of and over 20 years. Further, the Company currently has accumulated over 1,000 types of various insurance products that are active since 2017. This variety of product mix combined with various renewal terms and corresponding commission rates contribute to the broad range of renewal commission, renewal performance bonus and renewal compensation. The range of renewal performance bonus rate is 1% to 15% while renewal commission rate ranges from 3% to 20% and renewal compensation rate ranges from 1% to 3%. As a result, only sufficient historical data can provide a basis to estimate reliable renewal rates in the future in order to narrow the range of possible outcomes.

The Company respectfully acknowledges the Staff's feedback that the lack of comparability should not be considered a reason for setting a full constraint to compensate for the insufficiency of historical data and the inherent variability in renewal uncertainty.

In response to the Staff's feedback, the Company has included an analysis of making an estimate of the variable consideration including the constraint over the next year and continuous rolling assessment of the variable consideration (see the last bullet point).

o	Ongoing reassessment of the estimated constrained values: The Company continues to reassess the estimated constrained values at the end of each reporting period on a quarterly basis. From a hindsight perspective, had the Company had the accumulated renewal information now at the point when making the estimate for fiscal year 2018 and 2019, the constraint would have been reassessed. Given the Company has yet accumulated three years of relevant historical renewal information as of prior reporting dates, the reassessment of the estimated constrained values has not changed. Further, once the Company has compiled sufficient historical data and begins to make estimates, the Company will continue to review and evaluate the reasonableness of the applied assumptions by comparing the original estimated constrained values with the actual renewal commissions collected to monitor and determine whether any changes to the assumptions are needed. If the Company believes that the difference is so significant to be indicative of the need to adjust the estimated constrained values of the affected batches of polices for prior periods, the Company will adjust revenue by an amount of net values at the time such determination is made.

●	For each product grouping in the preceding bullet, tell us how long you have been collecting renewal information.

As responded in the first bullet, the Company determined that the historical data and experiences in and prior to 2016 do not provide predictive value for future renewals and thus started to accumulate relevant renewal information beginning in 2017. As such, based on the grouping method as described in the preceding bullet, the Company has only accumulated 3 renewal years of relevant historical renewal information as of the end of 2020 for each group of policies.

●	Tell us whether you currently collect renewal commissions for policies issued prior to 2013 and from 2013 to 2016. If so, explain to us why you fully constrain this estimate given the amount of renewal history you have under these policies.

The Company currently still collects renewal compensation for policies issued prior to 2013 and from 2013 to 2016. The amount of related revenue recognized for the nine-month period ended September 30, 2020 was RMB4.1 million and RMB38.2 million respectively, which only represents 0.2% and 1.9% of the total net revenues of the Company’s life insurance business. As responded in the previous response letters and in the first bullet above, the life insurance products sold by the Company, even underwritten by the same insurance company, have changed significantly over time due to various reasons such as changes in regulations and market demands. The Company concludes that the relevant underlying contracts sold prior to 2017 are not similar in characteristics with the ones in current years, and such historical renewal data is irrelevant and inconsistent with the characteristics of current portfolio of active life insurance products. As such, the aforementioned historical data cannot be used to estimate an expected value for policies issued in the current years. In addition, the regulatory changes discussed above in 2017 also increased the uncertainties of renewal for old products sold prior to 2017. In response to the Staff's feedback, and given the availability of the relatively longer history and information on the sales of products prior to 2017, the Company quantified the estimated constrained renewal commissions in the same way as discussed in the last bullet point below with an overall impact of RMB1.3 million for the nine-month period ended September 30, 2020.

●	Tell us why you apparently cannot make a reasonable estimate of trailing commissions variable consideration at least in the near term when, for example, you disclosed in your second quarter of 2020 earnings call a 92% 13-month persistency ratio and that the 25-month renewal rate exceeded 87%.

As discussed in the third preceding bullet, when making estimates, the Company considers many factors to determine the method(s) of measurement and assumptions. The disclosed 13-month persistence ratio and 25-month renewal rate in the Company's second quarter, 2020 earnings call was based on a straight-forward mathematical calculation, using the actual collected premium during the second quarter of 2020 divided by the corresponding premium to be collected on an entire company basis (referred to as an "overall persistency ratio"). As such, this overall persistency ratio cannot be directly used for the Company's accounting estimate purpose.

In response to the Staff's previous comments and feedback, the Company has applied a certain constraint to quantify the impact of estimated constrained renewal commissions and the results as illustrated in the last bullet point below indicate that the potential adjustments are both quantitatively and qualitatively immaterial to the Company’s financial statements. From a hindsight perspective, while the persistency ratio disclosed in the second quarter 2020 earnings release was relatively high, the Company considered that at the time when preparing the fiscal year 2018 and 2019 financial statements, there were not sufficient historical data points to its portfolio of contracts at that point in time to make an estimate of variable consideration at a confidence level that would not result in a significant reversal.

●	For each of the product groupings identified in the fourth preceding bullet, tell us the amount of trailing commission variable consideration expected under your application of the expected value method for the next succeeding year as of January 1, 2018 (adoption of ASC 606), December 31, 2018 and December 31, 2019 and the amount of actual renewal commissions received in that succeeding year. For example and for clarification purposes, tell us the amount of renewal commissions you expected to receive under the expected value method for 2018 in your January 1, 2018 assessment as well as the amount of actual renewal premiums received in 2018.

As responded in the previous response letters and above, the Company was not able to come up with a model without sufficient relevant historical data, and applied full constraint for the trailing commission(s) variable consideration, using the expected value method, considering various factors in accordance with ASC 606-10-32-12. Instead, the Company recognized part of the revenues in the subsequent periods when the actual renewal(s) occurred related to performance obligations satisfied in the previous periods.

In response to the Staff's previous comments and feedback, the Company gathered data and quantified the estimated variable consideration for illustration purpose, without and with constraint for the respective fiscal years ended December 31, 2018, 2019 and nine months ended September 30, 2020. The Company used the portfolio approach considering renewal terms for application of the expected value method for polices issued since 2018 to make estimate for variable renewal commission without constraints for years ended December 31, 2018, 2019 and nine months ended September 30, 2020 which are RMB311 million, RMB484 million and RMB361 million, respectively. Fiscal year 2017 is the first year where the product mix and customer base reached a level of scale and distribution that is representative and comparable for those policies sold in subsequent periods, therefore no variable renewal commission was estimated for policies sold in 2017, as no similar policies were sold prior to 2017. The renewal data for insurance products issued in fiscal year 2017 was used to estimate the renewal commissions to be earned in the immediate subsequent periods.

Due to the various reasons as analyzed above, the Company considers a high constraint is necessary to account for the uncertainties due to the regulatory changes and the lack of experience in selling such products. Thus, the Company applied constraints ranging from 80% to 96% to the aforementioned estimated values, pursuant to the extent of limited historical experience and data. The amounts of estimated variable consideration with constraints for respective years ended December 31, 2018, 2019 and nine months ended September 30, 2020 are quantitatively immaterial as illustrated in the tables below.

In addition, the subsequent actual amount received relating to the aforementioned amounts of estimated variable consideration without constraints for respective years ended December 31, 2018 and 2019 in the next succeeding year/nine-month period was RMB468 million and RMB543 million, respectively. The actual amount is not yet available for the estimate of the nine months ended September 30, 2020.

As discussed above, the following tables illustrate the potential impacts of the aforementioned expected constrained values, which are immaterial to the financial statements of the respective periods both quantitatively and qualitatively:

	Year Ended December 31, 2018
	As Reported	Adjustments (estimated)		As Adjusted
	RMB'000	RMB'000		RMB'000
Net revenues:
Agency	3,143,873	24,524		3,168,397
Life insurance business	2,870,776	24,524	(Note 1)	2,895,300
Total net revenues	3,471,263	24,524		3,495,787
Operating costs and expenses:
Agency	(2,151,856)	(13,488)		(2,165,344)
Life insurance business	(1,943,053)	(13,488	)(Note 2)	(1,956,541)
Total operating costs	(2,346,015)	(13,488)		(2,359,503)
Income from operations	425,743	11,036		436,779
Income from operations before income taxes, share of income and impairment of affiliates, net	667,213	11,036		678,249
Net income	617,095	8,277	(Note 3)	625,372

	Year Ended December 31, 2019
	As Reported	Adjustments (estimated)		As Adjusted
	RMB'000	RMB'000		RMB'000
Net revenues:
Agency	3,335,397	33,655		3,369,052
Life insurance business	3,193,625	33,655	(Note 1)	3,227,280
Total net revenues	3,706,003	33,655		3,739,658
Operating costs and expenses:
Agency	(2,263,952)	(18,510)		(2,282,462)
Life insurance business	(2,166,126)	(18,510	)(Note 2)	(2,184,636)
Total operating costs	(2,483,448)	(18,510)		(2,501,958)
Income from operations	469,363	15,145		484,508
Income from operations before income taxes, share of income and impairment of affiliates, net	560,925	15,145		576,070
Net income	192,554	11,358	(Note 3)	203,912

	For the Nine Months Ended September 30, 2020
	As Reported	Adjustments (estimated)		As Adjusted
	RMB'000	RMB'000		RMB'000
Net revenues:
Agency	2,107,511	16,393		2,123,904
Life insurance business	2,006,030	16,393	(Note 1)	2,022,423
Total net revenues	2,416,171	16,393		2,432,564
Operating costs and expenses:
Agency	(1,452,077)	(9,016)		(1,461,093)
Life insurance business	(1,381,898)	(9,016	)(Note 2)	(1,390,914)
Total operating costs	(1,631,994)	(9,016)		(1,641,010)
Income from operations	230,312	7,377		237,689
Income from operations before income taxes, share of income and impairment of affiliates, net	297,238	7,377		304,615
Net income	228,755	5,533	(Note 3)	234,288

Note 1: The adjustment reflects the net impact of additional estimated constrained values in the respective periods.

Note 2: Commission costs is estimated based on the estimated life insurance renewal commission costs as a % of total renewal insurance revenue in 2018, 2019 and the nine-month period ended September 30, 2020, respectively.

Note 3: Estimated by applying the PRC statutory tax rate of 25% for each of the respective years/ period.

As illustrated on above tables, the Company considers that that the increases in the amount of renewal revenues on life insurance, due to the estimate, represents 0.8%, 1.0% and 0.8% of total net revenues from life insurance in fiscal year ended 2018, 2019 and nine-month period ended September 30, 2020, and 1.6%, 2.6% and 2.4% of operating income before income taxes and share of income of affiliates of fiscal year ended 2018, 2019 and nine-month period ended September 30, 2020, respectively, which are not qualitatively and quantitatively material in accordance with the guidance of Staff Accounting Bulletin (“SAB”) Topic 1.M (SAB 99); and these increases in the respective financial line items will be subsequently adjusted or trued up to the actual results. The Company considered the estimated variable consideration has a high degree of imprecision caused by the inherent insufficient historical information to make a reasonable estimate for future renewal commissions as explained above. In addition, the quantified impacts are revenue understatements of each respective year/period, which would not cause a change in earning's trend or from loss into income. Based on the foregoing analysis, the Company believes that the quantified impacts related to the estimated variable renewal commission revenue, as well as the other financial line items are not material to the Company’s previously issued 2018 and 2019 consolidated financial statements, and 2020 interim financial information from either a quantitative or qualitative perspective.

Further, in response to the Staff's comment above, the amount of trailing commission revenue, inclusive of all the policies issued before the respective periods, based on actual payments recognized in the succeeding periods for the period ended below, are:

o	Year ended December 31, 2018: RMB571 million (for all existing policies issued before 2018, renewed in 2018)

o	Year ended December 31, 2019: RMB782 million (for all existing policies issued before 2019 and renewed in 2019)

o	Nine-month period ended September 30, 2020: RMB684 million (for all existing policies issued before 2019 and renewed in 9 months 2020).

*  *  *

If you have any additional questions or comments regarding the 2019 Form 20-F, please contact the undersigned at +86 (20) 8388 3033 or our U.S. counsel, Ben James of Kirkland & Ellis, at +852 3761-3412.

Very truly yours,

By:	/s/ Peng Ge
Name:	Peng Ge
Title:	Chief Financial Officer

cc:	David T. Zhang, Esq., Kirkland & Ellis

Ben James, Esq., Kirkland & Ellis

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